Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

     200 West Second Street Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

BB&T Corporation 401(k) Savings Plan
Index
December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–11

Supplemental Schedule*
Schedule H, line 4i - Schedule of Assets (Held At End of Year)	12

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and
BB&T Corporation Employee Benefit Plans Committee of the
BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, NC
May 29, 2009

BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Investments, at fair value
Common/collective trust
BB&T Common Stock Fund	$550,392,889	$624,897,162
BB&T Common Stock	5,885,600	6,926,501
Mutual funds	703,319,043	861,247,197
Self-directed investments	29,869,666	35,811,272
Participant loans	29,728,429	27,785,739
One-year bank investment contract	95,622,600	69,617,079
Total investments	1,414,818,227	1,626,284,950

Receivables:
Other income	-	1,595,450

Net assets available for benefits	$1,414,818,227	$1,627,880,400

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions to (deductions from) net assets attributable to:
Investment income (loss)
Interest	$5,658,985	$11,704,365
Dividends	56,375,663	154,211,305
Net depreciation in fair value of investments	(314,836,372)	(356,329,616)
Net investment loss	(252,801,724)	(190,413,946)

Other income	-	1,595,450

Contributions
Employer	64,323,031	60,142,880
Employee	91,701,824	86,061,008
Rollovers	5,375,151	4,201,265
Total contributions	161,400,006	150,405,153

Benefits paid to participants	(128,768,386)	(157,919,939)
Administrative expenses	(220,519)	(1,374,012)

Net decrease prior to transfers from other plans	(220,390,623)	(197,707,294)

Transfers from other plans	7,328,450	23,836,530
Net decrease	(213,062,173)	(173,870,764)

Net assets available for benefits
Beginning of year	1,627,880,400	1,801,751,164
End of year	$1,414,818,227	$1,627,880,400

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2008 and 2007

1.    Description of the BB&T Corporation 401(k) Savings Plan

The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan was established effective July 1, 1982, was most recently amended effective February 20, 2007, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Effective January 1, 2008, employees are eligible to make salary reduction contributions immediately after employment with the Corporation while prior to that date, employees had a ninety day waiting period to begin deferrals. Employees are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan agreement, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting
Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Participant Loans
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service (“IRS”) regulations.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2008 and 2007

Participant Accounts
Each participant’s separate account is credited with the participant’s contributions and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2008 and 2007, forfeited accounts totalled $0 and $2,659, respectively. This account can be used to reduce employer contributions. In 2008 and 2007, contributions by the employer were reduced by $55,875 and $218,932, respectively, from the forfeiture account.

2.   Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting. Benefit claims are recorded when they have been approved for payment and paid by the Plan.

Administrative Expenses
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 10).

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among fifteen mutual funds, the common stock fund and a bank investment contract (the “one-year BIC”), each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants.

The Plan’s investments are stated at fair value. The fair value of common stock and investments in the self-directed brokerage account was determined by closing prices at the end of the Plan year. Shares of mutual funds and the common/collective trust are valued at the net asset value of the shares held by the Plan at year end. The fair value of the one-year BIC approximates contract value (see Note 3). Investments in participant loans are stated at the outstanding balances, which approximate fair market value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the payable date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation /depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

As of January 1, 2008, the Company adopted the Statement of Financial Accounting Standards No. 157, "Fair Value Measurement," ("SFAS No. 157") effective January 1, 2008. SFAS No. 157, which provides a framework for measuring fair value, requires that an entity determine fair value based on the principal market for the asset or liability being measured. Refer to Note 6 for additional information.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2008 and 2007

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.   Bank Investment Contract

The Plan invests in a fully benefit-responsive bank investment contract guaranteed by the Corporation. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

There are no reserves for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.16 percent and 3.25 percent respectively, in 2008, and 4.81 percent and 4.90 percent, respectively, in 2007. The interest rate is reset annually based on December 1st market yields for one-year maturity investments.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net asset available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the one-year BIC, and no adjustment for contract value is necessary since contract value approximates fair value.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2008 and 2007

4.   Transfers from Other Plans

During 2008 and 2007, BB&T Corporation authorized the transfer of participant accounts from various acquired company plans into the Plan. Participant account balances including investments and loans receivable were transferred from the various plans at various dates during 2008 and 2007 as follows:

2008

Burkey Risk Servces, Inc. 401(k) Profit Sharing Plan and Trust	$1,162,769
Carswell of Carolina, Inc. 401(k) Retirement Plan	657,515
Ramsey Title Group, LLC participating in the U.S. Personnel 401(k)
Retirement Plan	358,947
Sidney O. Smith, Inc. 401(k) Profit Sharing Plan	5,149,219
$7,328,450

2007

401(k) Profit Sharing Plan and Trust of Coastal Financial Corporation	$13,146,585
First Citizens Bancorp Profit Sharing Plan	7,674,531
Sheffield Financial LLC 401(k) Plan	1,862,895
Wyman, Green and Blalock, Inc. 401(k) Plan	1,152,519
$23,836,530

5.   Investments

The following presents investments that represent five percent or more of the Plan's net assets in one or both years at December 31, 2008 and 2007:

	2008	2007

BB&T Corporation Common Stock Fund, 57,997,143 and
59,288,156 shares, respectively	$550,392,889	$624,897,162
BB&T Large Company Value Fund, 14,866,745 and
16,492,509 shares, respectively	133,800,710	239,801,087
BB&T U.S. Treasury Money Market Fund, 152,997,393 and
101,375,049 shares, respectively	152,997,393	101,375,049
Bank Investment Contract	95,622,600	69,617,079
Total Return Bond Fund, 7,808,898 and 6,884,281 shares,
respectively	78,791,785	7,104,780

The fair market value of the BB&T Corporation Common Stock Fund of $550,392,889 and $624,897,162, at December 31, 2008 and 2007, respectively, which includes cash balances of $5,035,011 and $44,706,338 respectively, is allocated to participants’ accounts on a unitized basis.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2008 and 2007

During 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value as follows:

	2008	2007
Net depreciation in fair value of investments:
Mutual funds	$(265,727,733)	$(100,769,561)
Common/collective trust	(33,192,343)	(252,392,008)
BB&T Corporation common stock	(689,477)	(3,070,079)
Self-directed investments	(15,226,819)	(97,968)
	$(314,836,372)	$(356,329,616)

6.   Fair Value of Financial Instruments

SFAS No. 157 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. SFAS No. 157 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Plan holds mutual funds and common stock with total fair value at December 31, 2008 of $703,319,043 and $5,885,600, respectively, that are measured as Level 1 assets. In addition, the Plan offers a self-directed brokerage option that holds mutual funds, common stocks, corporate and government bonds with a total fair value at December 31, 2008 of $29,869,666 all of which are measured as Level 1 assets.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan holds a one-year bank investment contract and a common stock fund with fair value at December 31, 2008 of $95,622,600 and $550,392,889, respectively, that are measured as Level 2 assets.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Plan’s Level 3 assets include participant loans.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2008 and 2007

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair Value Measurements for Assets
Measured on a Recurring Basis

Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
	12/31/2008	(Level 1)	(Level 2)	(Level 3)
Participant loans	$29,728,429	$-	$-	$29,728,429

The table below presents a reconciliation for the year ended December 31, 2008 for all Level 3 assets that are measured at fair value on a recurring basis:

Participant
Loans

Balance at January 1, 2008	$27,785,739
New loans issued	15,565,159
Loans distributed	(1,903,804)
Loan principal repayments	(11,884,511)
Transfers from other plans	165,846
Balance at December 31, 2008	$29,728,429

7.   Nonparticipant-Directed Investments

A portion of the Plan consists of balances from various employee stock ownership plans that were transferred into the Plan (“Old ESOP”). Information about the net assets and the significant components of the changes in net assets relating to the Old ESOP’s investment in the Corporation’s common stock, whose fair value is determined based on closing prices at the end of the Plan year, is as follows:

	December 31,
	2008	2007
Net Assets:
BB&T Corporation Common Stock	$5,885,600	$6,926,501

	Year Ended December 31,
	2008	2007
Changes in Net Assets:
Dividends	$411,475	$410,620
Net depreciation	(689,477)	(3,070,079)
Benefits paid to participants	(694,655)	(835,209)
Transfers to participant-directed investments	(68,244)	(71,842)
	$(1,040,901)	$(3,566,510)

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2008 and 2007

8.   Tax Status

The IRS has determined and informed the Plan Sponsor by letter dated October 22, 2004, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was required to be restated and submitted to the Internal Revenue Service to obtain an updated determination letter. The submission to the IRS was completed on January 31, 2008.

9.   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

10.  Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $703,319,043 and $861,247,197 at December 31, 2008 and 2007, respectively, and bank investment contracts issued by a subsidiary of the Corporation of $95,622,600 and $69,617,079 at December 31, 2008 and 2007, respectively. The Plan received cash dividends of $16,195,799 and $117,734,991 on its investments in BB&T-sponsored mutual funds during 2008 and 2007, respectively, interest of $1,570,433 and $4,569,979 on its investment in the U.S. Treasury Money Market Fund during 2008 and 2007, respectively, and interest of $2,613,910 and $3,527,289 on its investment in the bank investment contract during 2008 and 2007, respectively.

In addition, the Plan invests in the Corporation’s common stock, as indicated in Notes 5 and 7. The Plan received cash dividends of $39,098,266 and $33,577,045 on its investment in BB&T Corporation common stock during 2008 and 2007, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2008 and 2007 were $220,519 and $1,374,012, respectively. For the year ended December 31, 2008, the expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. For the year ended December 31, 2007, the expenses paid through the Plan also included recordkeeping charges.

11.  Other Income

The Corporation’s Trust Division has provided trust and recordkeeping services for the Plan since 2000. During 2008, the Corporation determined that excess administrative fees had been paid to the Trust Division for services rendered in plan years 2000, 2001, 2002 and 2004. The Corporation entered the Voluntary Fiduciary Correction Program for all open years, 2001 to 2004, and elected to correct for the 2000 plan year as well. In connection with this correction, during 2007 the Plan was reimbursed $1,595,450 for all prior year fee adjustments as well as lost earnings. In March 2008, the Employee Benefits Security Administration issued a ‘no action’ letter indicating that the correction method followed was appropriate and acceptable.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2008 and 2007

12.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)--Schedule of Assets (Held At End of Year)
December 31, 2008

(a)		( b )	( c )		( d )	( e )
		Identity of Issuer	Description of Investment, including	Number
		Borrower, Lessor	Maturity Date, Rate of Contract,	of		Current
		or Similar Party	Collateral, Par or Maturity Value	Shares/Units	Cost	Value
*	BB&T Corporation	Common Stock Fund	Common/Collective Trust	57,997,143	**	$550,392,889

*	BB&T Corporation	Common Stock	Common Stock	214,289	$6,537,934	5,885,600

*	BB&T Corporation	U.S. Treasury Money Market Fund	Mutual Fund	152,997,393	**	152,997,393
*	BB&T Corporation	Short-term U.S. Government Income Fund	Mutual Fund	2,416,703	**	23,417,859
*	BB&T Corporation	Total Return Bond Fund	Mutual Fund	7,808,898	**	78,791,785
*	BB&T Corporation	Capital Manager Conservative Fund	Mutual Fund	3,894,564	**	29,676,578
*	BB&T Corporation	Capital Manager Moderate Fund	Mutual Fund	2,020,278	**	13,657,081
*	BB&T Corporation	Capital Manager Growth Fund	Mutual Fund	1,973,605	**	11,999,520
*	BB&T Corporation	Capital Manager Equity Fund	Mutual Fund	1,659,113	**	9,573,084
*	BB&T Corporation	Mid Cap Value Fund	Mutual Fund	5,500,149	**	44,991,216
*	BB&T Corporation	Mid Cap Growth Fund	Mutual Fund	4,100,344	**	29,112,444
*	BB&T Corporation	Large Company Value Fund	Mutual Fund	14,866,745	**	133,800,710
*	BB&T Corporation	International Equity Fund	Mutual Fund	9,661,615	**	42,028,025
*	BB&T Corporation	Equity Index Fund	Mutual Fund	5,225,415	**	31,457,000
*	BB&T Corporation	Small Cap Fund	Mutual Fund	921,418	**	7,961,050
*	BB&T Corporation	Special Opportunities Fund	Mutual Fund	4,893,570	**	55,688,828
*	BB&T Corporation	Equity Income I Fund	Mutual Fund	3,778,858	**	38,166,470
						703,319,043

	Plan Participants		Self-directed investments		**	29,869,666

	Plan Participants		Participant loans ( 4.00% to 10.25% due thru April 2027)		**	29,728,429

*	BB&T Corporation	One-Year Bank Investment Contract	Bank Investment Contract (3.25% in 2008)	95,622,600	**	95,622,600
						$1,414,818,227

* Party in interest
** Cost is omitted because the investment is participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T 401 (k) Savings Plan

June 5, 2009

/S/ Steven L. Reeder
Senior Vice President & Benefits Manager